Filed pursuant to Rule 424(b)(3)

Registration No. 333-284957

PROSPECTUS SUPPLEMENT NO. 5

(to the Prospectus dated August 4, 2025)

Currenc Group Inc.

Secondary Offering of

Up to 50,070,187 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement No. 5”) is part of the prospectus of Currenc Group, Inc. (the “Company”), dated August 4, 2025 (the “Prospectus”), which forms a part of the Company’s registration statement on Form F-1 (Registration No. 333-284957) (the “Registration Statement”), related to the offer and resale from time to time, upon the expiration of lock-up agreements, if applicable, of the Company’s Ordinary Shares by the Selling Securityholders of: (i) up to 20,000,000 Ordinary Shares that we may, in our sole discretion, elect to sell to Arena from time to time after the date of this prospectus, pursuant to the ELOC Purchase Agreement; (ii) up to 600,000 Ordinary Shares the issuable to Arena as a commitment fee upon the execution of ELOC Purchase Agreement; (iii) 81,818 Ordinary Shares issued to Roth pursuant to the Roth Agreement; (iv) 1,027,996 Ordinary Shares issued to Pine Mountain Holdings upon the conversion of certain convertible notes; (v) 3,007,746 Ordinary Shares issued to Tian Ye pursuant to the Creditor Share Purchase Agreement, (vi) 1,570,324 Ordinary Shares issued to Tang In Ha pursuant to the Creditor Share Purchase Agreement, (vii) 2,659,273 Ordinary Shares issued to Lao Wai Hong pursuant to the Creditor Share Purchase Agreement, (viii) 3,820,494 Ordinary Shares issued to Wong Nga Man pursuant to the Creditor Share Purchase Agreement, (ix) 3,419,572 Ordinary Shares issued to Chu Shuk Mei pursuant to the Creditor Share Purchase Agreement, (x) 3,449,510 Ordinary Shares issued to Wong Man San pursuant to the Creditor Share Purchase Agreement, (xi) 3,477,818 Ordinary Shares issued to Huang Yafangzhou pursuant to the Creditor Share Purchase Agreement, (xii) 3,477,818 Ordinary Shares issued to Sit Yi Sze pursuant to the Creditor Share Purchase Agreement, and (xiii) 3,477,818 Ordinary Shares issued to Yik Pui Han Pauline pursuant to the Creditor Share Purchase Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

The purpose of this Prospectus Supplement No. 5 is to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on December 1, 2025, and are included immediately following the cover page of this Prospectus Supplement No. 5.

This Prospectus Supplement No. 5 is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and information in this Prospectus Supplement No. 5 from time to time by filing amendments to the Registration Statement or other supplements to the Prospectus, as required. You should read the entire Prospectus, this Prospectus Supplement No. 5 and any amendments to the Registration Statement or subsequent supplements to the Prospectus carefully before you make your investment decision.

The Ordinary Shares are listed on the Nasdaq Global Market LLC (“Nasdaq”) under the symbol “CURR”. On December 5, 2025, the last reported price of our Ordinary Shares, as reported on the Nasdaq, was $2.25.

Investing in our securities involves risks. See “Risk Factors” beginning on page 42 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented by this Prospectus Supplement No. 5, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is December 9, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-

16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41079

Currenc Group, Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

On December 1, 2025, Currenc Group, Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company” or “Currenc”) issued a press release announcing its first half year results for the six months ended June 30, 2025, which is attached as Exhibit 99.1 hereto.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release of Currenc Group, Inc. dated as of December 1, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 1, 2025

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer

Exhibit 99.1

Press Release – Currenc Group Inc. Announces First Half 2025 Financial Results

SINGAPORE, December 1, 2025 (GLOBE NEWSWIRE) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced its financial results for the six months ended June 30, 2025.

First Half 2025 Financial Highlights

●	Total Processing Value (TPV) through Tranglo was US$2.8 billion for the first half of 2025, decreasing by 5.8%[1] year-over-year. Total number of transactions decreased by 0.1%, from 5.84 million in the first half of 2025, compared with 5.85 million for the same period of 2024. Beginning in Q3 2025, TPV changes were calculated in local currency. Under this method, TPV would have decreased by 8.8% in Q1 2025 and 2.8% in Q2 2025.

●	Total Revenues, excluding TNG Asia and GEA[2], were US$18.8 million for the first half of 2025, representing a year-over-year decrease of 10.8%[3], primarily due to a 19% decline in global airtime revenue and a 21% decline in Indonesian Airtime revenue.

	For the six-month period ended June 30,
	2025	2024[2]
	US$	US$
	(dollars in thousands)
Remittance revenue excluding TNG Asia & GEA	9,809	9,841

Global Airtime Revenue	4,018	4,962
Indonesian Airtime Revenue	4,933	6,217
Other Revenue	8	89
Total Revenue excluding TNG Asia & GEA	18,768	21,109

●	Total remittance revenues[2] contributed by Tranglo, were US$9.8 million for the first half of 2025, a decrease of 0.3% year-over-year. The decrease in remittance revenue was mainly due to lower contributions from the Hong Kong market following the exit of TNG Asia and GEA from the remittance business at the end of 2024. Tranglo’s overall take rate was 0.36% in the first half of 2025, in line with 0.36% in the same period of 2024.

●	Currenc’s global airtime transfer revenues were US$4.0 million for the first half of 2025, representing a year-over-year decrease of 19.0%. The growing availability of free Wi-Fi in Southeast Asian countries, especially Malaysia and Indonesia, has led to declining demand for Malaysia-Indonesia airtime transfers, resulting in a decline in global airtime business in the first half of 2025. As Currenc expects this trend to continue in Southeast Asian markets, the Company’s management plans to deemphasize airtime transfer and reallocate its resources and capital to expand its new AI product offerings.

1 Change in TPV is calculated based on the local currency. TPV would increase by 1.8% year-over-year, if it is calculated by converting the local currency to US dollars. USD translation convention used for displaying TPV levels are based on month end exchange rate.

2 Currenc divested TNG Asia and GEA in August 2024 and July 2024, respectively. As such, from the fourth quarter of 2024 onward, only Tranglo’s (digital remittance and global airtime transfer businesses) and WalletKu’s (Indonesian airtime business) results will be consolidated and reported in the Company’s financial statements.

3 Total 2024 revenues include intercompany transactions.

●	Total direct costs of revenue were US$12.3 million for the first half of 2025, representing a year-over-year decrease of 22.5%.

●	The direct payout rate for Tranglo’s remittance business was 0.13% for the first half of 2025, a slight increase compared with 0.11% for the same period of 2024. Currenc’s overall gross profit margin ratio for the first half of 2025 was 34.3%, compared with 34.0% for the same period of 2024.

●	Total operating expenses increased to US$15.1 million for the first half of 2025 from US$11.0 million for the same period of 2024. The increase was mainly due to expenses of US$4.3 million in recognition of the incentive shares granted to employees upon the completion of the INFINT SPAC merger.

As Currenc divested TNG Asia and GEA in August and July 2024, respectively, its operating costs now reflect the operating costs of Tranglo, WalletKu and the Company’s headquarters only. Also, with the rollout of its new AI initiatives, Currenc incurred US$1.5 million in operating costs related to these new businesses in the first half of 2025.

●	Tranglo’s operating costs for the first half of 2025 were US$5.8 million, representing an increase of 8.05% from US$5.4 million in the same period of 2024.

●	WalletKu’s operating costs were US$0.3 million for the first half of 2025, compared with US$0.6 million for the same period of 2024.

●	Professional fees and director fees were US$2.1 million for the first half of 2025.

●	Net loss was US$9.5 million for the first half of 2025, primarily driven by the net loss of US$10.8 million incurred by headquarters and adjustments.

●	EBITDA analysis

For the six-month period ended June 30, 2025	Tranglo	WalletKu	TNG Asia and GEA	Headquarters and adjustments	Group Total
	US$	US$	US$	US$	US$
	(dollars in thousands)
Net income (loss)	1,637	(247)	-	(10,842)	(9,452)

Add:
Income tax expenses	289	-	-	(185)	104
Interest expense, net	36	-	-	1,990	2,026
EBIT	1,962	(247)	-	(9,037)	(7,322)
Depreciation and amortization	-	-	-	-	1,129
EBITDA	1,962	(247)	-	(9,037)	(6,193)

●	The Company’s total EBITDA for the first half of 2025 was a loss of US$6.2 million.
●	Tranglo and WalletKu’s combined EBITDA for the first half of 2025 was US$1.7 million.
●	TNG Asia and GEA’s combined losses had no impact on the Company’s results from the fourth quarter of 2024 onwards as they were divested before the completion of the de-SPAC merger.

●	Headquarters expenses and adjustments recorded an EBIT loss of US$9.0 million, mainly contributed by:

●	US$4.3 million in “Operating Expenses” in recognition of the incentive shares granted upon completion of the de-SPAC merger.
●	US$1.5 million for the expenses incurred on developing AI projects.
●	US$2.1 million for professional fees.
●	US$0.8 million for amortization of intangible assets (Tranglo).

For the six-month period ended June 30, 2024	Tranglo	WalletKu	TNG Asia and GEA	Headquarters and adjustments	Group Total
	US$	US$	US$	US$	US$
	(dollars in thousands)
Net income (loss)	1,656	(254)	(2,914)	(4,727)	(6,239)

Add:
Income tax expenses	325	-	-	(185)	140
Interest expense, net	-	-	1,686	2,141	3,827
EBIT	1,981	(254)	(1,228)	(2,771)	(2,272)
Depreciation and amortization	-	-	-	-	1,849
EBITDA	1,981	(254)	(1,228)	(2,771)	(423)

Management Comments

“While global demand for digital remittance continues to grow, competition across major corridors has intensified,” said Alex Kong, Founder and Executive Chairman of Currenc. “In this environment, we prioritized pricing discipline, maintaining Tranglo’s take rate at 0.36% while delivering US$2.8 billion in TPV in the first half of 2025. Strategically, we continue to deemphasize lower-value airtime services, redirecting capital and resources toward our AI initiatives to deepen engagement with financial-institution clients, broaden our addressable market, and extend our remittance reach across additional high-volume corridors. Looking ahead, we remain committed to strengthening our remittance franchise while broadening our AI portfolio to create a more balanced, higher-quality revenue mix and deliver sustainable long-term value to our shareholders.”

Wan Lung Eng, Chief Financial Officer of Currenc Group, commented, “Our first-half performance reflects solid execution in our remittance business, which largely offset the expected decline in airtime revenues. Tranglo and WalletKu together generated positive EBITDA of US$1.7 million in the first half, while disciplined pricing and cost management kept our gross margin stable at 34.3% and maintained Tranglo’s payout rate at a healthy 0.13%. Operating expenses increased to US$15.1 million, mainly due to US$4.3 million in incentive share expenses associated with the de-SPAC merger and US$1.5 million in investments to develop our new AI offerings. Looking ahead, we will continue to streamline our cost structure, capitalize on our remittance strengths, and scale AI-driven growth to boost our profitability and shareholder value.”

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with GAAP, it uses EBITDA, a non-GAAP financial measure as described below, to understand and evaluate its core operating performance. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies, is presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

EBITDA is defined as net loss before interest, taxes, depreciation, and amortization. Currenc believes that EBITDA provides useful information to investors and others in understanding and evaluating its operating results. This non-GAAP financial measure eliminates the impact of items that Currenc does not consider indicative of the performance of its business. While Currenc believes that this non-GAAP financial measure is useful in evaluating its business, this information should be considered supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

For additional information, please refer to the Currenc website https://www.currencgroup.com and the annual report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six months ended June 30,
	2025	2024
	US$	US$
Revenue	18,767,794	24,110,787

Cost of revenue	(12,325,387)	(15,906,252)
Gross profit	6,442,407	8,204,535
Selling expenses	-	(9,759)

General and administrative expenses	(15,108,457)	(10,965,337)

Loss from operations	(8,666,050)	(2,770,561)
Finance costs, net	(2,026,851)	(3,826,722)
Other income	1,473,556	538,180
Other expenses	(128,596)	(39,734)

Loss before income tax	(9,347,941)	(6,098,837)
Income tax expense	(103,713)	(140,429)

Net loss	(9,451,654)	(6,239,266)
Net income attributable to non-controlling interests	122,093	(609,895)

Net loss attributable to CURRENC Group Inc.	(9,329,561)	(6,849,161)

Net loss per share, basic and diluted (1)	$(0.20)	$(0.20)

Shares used in net loss per share computation, basic and diluted (1)	46,527,999	33,980,753

Other comprehensive loss:
Foreign currency translation adjustments	837,738	(117,968)

Total comprehensive loss	(8,613,916)	(6,357,234)
Total Comprehensive loss (income) attributable to non-controlling interests	76,168	(624,695)
Total comprehensive loss attributable to CURRENC Group Inc.	(8,537,748)	(6,981,929)

(1) Retrospectively restated to reflect Reverse Recapitalization

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30, 2025	December 31, 2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	59,579,802	63,821,397
Restricted cash	42,636	40,742
Accounts receivable, net	1,706,230	2,115,681
Other financial assets	1,699,380	-
Amounts due from related parties	445,660	560,823
Prepayments, receivables and other assets	14,680,844	20,948,216
Total current assets	78,154,552	87,486,859
Non-current assets:
Equipment and software, net	1,111,394	1,055,520
Right-of-use asset	261,765	349,240
Intangible assets	2,615,839	3,386,117
Goodwill	12,059,428	12,059,428
Deferred tax assets	344,291	342,822
Total non-current assets:	16,392,717	17,193,127
Total assets	94,547,269	104,679,986
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Borrowings	20,629,366	20,150,058
Receivable factoring	64,079	258,415
Other financial liabilities	1,786,050	-
Accounts payable, accruals and other payables	36,831,399	55,329,740
Amounts due to related parties	67,057,905	67,697,074
Convertible bonds	-	1,750,000
Lease liabilities	191,628	171,909
Total current liabilities:	126,560,427	145,357,196
Non-current liabilities:
Deferred tax liabilities	692,045	876,912
Employee benefit obligation	68,146	45,289
Lease liabilities	39,259	156,647
Total non-current liabilities:	799,450	1,078,848
Total liabilities	127,359,877	146,436,044

Commitments and contingencies (Note 10)

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 555,000,000 shares authorized 76,084,675 and 46,527,999 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively) (1)	7,608	4,653
Additional paid-in capital (1)	83,197,178	65,638,838
Accumulated deficit	(140,852,463)	(131,522,902)
Accumulated other Comprehensive Loss	679,763	(108,122)
Total shareholders’ deficit attributable to Currenc Group Inc.	(56,967,914)	(65,987,533)
Non-controlling interests	24,155,306	24,231,475
Total deficit	(32,812,608)	(41,756,058)
Total liabilities and shareholders’ deficit	94,547,269	104,679,986

(1) Retrospectively restated to reflect Reverse Recapitalization

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2025	2024
	US$	US$
Cash flows from operating activities:
Net loss	(9,451,653)	(6,239,266)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash expense for Share-based compensation	4,324,040	-
Non-cash expense: others	86,670	-
Depreciation of equipment and software	253,803	286,666
Depreciation of right-of-use assets	101,352	84,081
Amortization of intangible assets	770,279	1,562,746
Deferred income taxes	(256,814)	69,991
Disposal of subsidiaries	-	27,798
Disposal of fixed assets	401	-
Goodwill impairment	-	1,657
Unrealized foreign exchange loss/(gain)	1,053,480	(371,444)
Changes in operating assets and liabilities:
Accounts receivable	447,704	112,221
Prepayments, receivables and other assets	6,269,117	11,196,085
Escrow money payable	-	171,726
Client money payable	-	(162,581)
Accounts payable, accruals and other payables	(17,684,448)	(15,430,926)
Interest payable on convertible bonds		1,905,472
Amount due from a director	72,611	-
Amount due to Immediate holding company	1,638,797	-
Amounts due from related parties	(3,644)	-
Amounts due to related parties	8,739,057	4,732,315
Net cash used in operating activities	(3,639,248)	(2,053,459)

Cash flows from investing activities:
Decrease in short-term investments	-	(23)
Purchases of property, plant and equipment	(300,593)	(199,097)
Proceeds received from disposal of PPE	596	-
Net cash used in investing activities	(299,997)	(199,120)

Cash flows from financing activities:
Proceeds from borrowings	-	639,430
Repayment of borrowings	-	(220,739)
Proceeds from receivable factoring	581,802	1,094,878
Repayment of receivable factoring	(783,745)	(1,183,530)
Payment of principal elements of lease liabilities	(84,527)	(87,526)
Payment of interest elements of lease liabilities	(13,986)	(4,824)
Net cash (used in)/generated from financing activities	(300,456)	237,689

Net decrease in cash and cash equivalents	(4,239,701)	(2,014,890)
Cash and cash equivalents, restricted cash and escrow money receivable at beginning of the period	63,862,139	58,960,384
Cash and cash equivalents, restricted cash and escrow money receivable at end of the period	59,622,438	56,945,494

Supplemental disclosure of cash flow information:
Income taxes paid	(360,528)	(254,890)
Interest paid	(64,553)	(726,908)